Exhibit 12

PEPSIAMERICAS, INC. STATEMENT OF CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES (in millions, except ratios)

	Fiscal Years

	2003		2002		2001		2000		1999

Earnings:
Income from continuing operations before income taxes and minority interest	$240.2		$220.2		$173.9		$141.1		$71.6
Fixed charges	84.4		83.4		99.8		91.7		73.5

Earnings as adjusted	$324.6		$303.6		$273.7		$232.8		$145.1

Fixed charges:
Interest expense	$77.5		$77.1		$92.6		$85.8		$67.1
Portion of rents representative of interest factor	6.9		6.3		7.2		5.9		6.4

Total fixed charges	$84.4		$83.4		$99.8		$91.7		$73.5

Ratio of earnings to fixed charges*	3.8	x	3.6	x	2.7	x	2.5	x	2.0	x

*	PepsiAmericas, Inc. (the “Company”) recorded special charges totaling $6.4 million during fiscal year 2003. Excluding these special charges, the ratio of earnings to fixed charges for 2003 would have been 3.9x

The Company recorded special charges totaling $2.6 million in fiscal year 2002. Excluding these special charges, the ratio of earnings to fixed charges for 2002 would have been 3.6x.

In the fourth quarter of fiscal year 2001, PepsiAmericas, Inc. recorded special charges totaling $9.2 million. Additionally, the Company recorded a gain on pension curtailment of $8.9 million in the first quarter of 2001, as well as a special charge of $4.6 million. Excluding these special charges and credits, the ratio of earnings to fixed charges for 2001 would have been 2.8x.

PepsiAmericas, Inc. recorded a special charge of $21.7 million during fiscal year 2000. Excluding this charge, the ratio of earnings to fixed charges for 2000 would have been 2.8x.

PepsiAmericas, Inc. recorded special charges of $27.9 million during fiscal year 1999, as well as a $56.3 million pretax charge to reduce the book value of non-operating real estate. In addition, PepsiAmericas, Inc. recorded a $13.3 million pretax gain on the sale of operations in Marion, Virginia; Princeton, West Virginia; and the St. Petersburg area of Russia. Excluding these charges and credits, the ratio of earnings to fixed charges for 1999 would have been 2.9x.